UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN NATIONAL FINANCIAL, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

027717107
(CUSIP Number)

Alan L. Stinson
Executive Vice President and Chief Financial Officer
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 300
Irvine, California 92614
(949) 622-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:
C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite, 1600
Newport Beach, CA 92660
Telephone: (949) 725-4000

July 12, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 027717107		Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fidelity National Financial, Inc. 86-0498599;
Security Union Title Insurance Company 95-2216067; and
Fidelity National Title Company of New York 13-1286310.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC; AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,653,173(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 2,653,173

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Fidelity National Financial – 2,554,973 shares;
Security Union Title Insurance Company – 52,800 shares; and
Fidelity National Title Company of New York – 45,400 shares.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 28.7%

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	All share amounts and purchase prices contained herein have been adjusted to give effect to a five-for-four (5:4) stock split, which was accomplished through a 25% stock dividend on July 18, 2002.

     Fidelity National Financial, Inc., a Delaware corporation (“Fidelity”), Security Union Title Insurance Company, a California corporation and a wholly-owned subsidiary of Fidelity (“Security Union”), and Fidelity National Title Company of New York, a New York corporation and a wholly-owned subsidiary of Fidelity (“Fidelity Title”), pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, hereby file this Schedule 13D (the “Statement”) with the Securities and Exchange Commission (the “SEC”), with respect to the shares of Common Stock, no par value (the “ANFI Common Stock”) of American National Financial, Inc., a California corporation (“ANFI” or the “Company”). Fidelity, Security Union and Fidelity Title are collectively referred to herein as the “Reporting Persons.”

Item 1. Security and Issuer.

     This Statement relates to the ANFI Common Stock. ANFI’s principal executive offices are located at 1111 E. Katella Avenue, Suite 220, Orange, California 92867.

     All share amounts and purchase prices contained herein have been adjusted to give effect to a five-for-four (5:4) stock split, which was accomplished through a 25% stock dividend on July 18, 2002.

Item 2. Identity and Background.

     Fidelity National Financial, Inc. is a Delaware corporation with its principal business and principal executive offices located at 17911 Von Karman Avenue, Suite 300, Irvine, California 92614. Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title and real estate-related services. Information regarding the directors, executive officers and controlling persons of Fidelity is set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference.

     Security Union Title Insurance Company is a California corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 4050 Calle Real, Santa Barbara, California 93110. Security Union is engaged in the business of underwriting title insurance policies issued by its agents and other companies. Information regarding the directors and executive officer and controlling persons of Security Union is set forth on Schedule II attached hereto, which schedule is hereby incorporated by reference.

     Fidelity National Title Company of New York is a New York corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 2 Park Avenue, New York, New York 10016. Fidelity Title is engaged in the business of underwriting title insurance policies issued by its agents and other companies. Information regarding the directors and executive officer and controlling persons of Fidelity Title is set forth on Schedule III attached hereto, which schedule is hereby incorporated by reference.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, Schedule II and Schedule III attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     784,978 shares of ANFI Common Stock were purchased by Fidelity for an aggregate purchase price of $9,419,730.00. Fidelity used its working capital to purchase such shares of ANFI Common Stock.

     52,800 shares of ANFI Common Stock were purchased by Security Union for an aggregate purchase price of $598,850.26. Security Union used its working capital to purchase such shares of ANFI Common Stock.

     45,400 shares of ANFI Common Stock were purchased by Fidelity Title for an aggregate purchase price of $531,259.57. Fidelity Title used its working capital to purchase such shares of ANFI Common Stock.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the ANFI Common Stock for investment purposes. Subject to market conditions, the Reporting Persons or their affiliates may acquire or dispose of the ANFI Common Stock from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company or may effect other similar agreements or transactions.

     Except as set forth in this Item 4, none of the Reporting Persons have plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)  As of the close of business on July 25, 2002, the Reporting Persons may be deemed to own, in the aggregate, 2,653,173 shares of ANFI Common Stock. These shares constitute approximately 28.7% of the outstanding shares of ANFI Common Stock (based on 9,253,081 shares of ANFI Common Stock outstanding as of July 25, 2002, as communicated to Fidelity by U.S. Stock Transfer Corporation, ANFI’s transfer agent).

     (b)  Fidelity has the sole power to vote, direct the voting of, and dispose of or direct the disposition of the 2,653,173 shares of ANFI Common Stock beneficially owned by the Reporting Persons.

     (c)

          (i) On July 12, 2002, pursuant to Purchase and Sale Agreements, each dated July 5, 2002, by and among Fidelity and certain ANFI officers and directors (collectively, the “Purchase Agreements”), Fidelity purchased in privately negotiated transactions an aggregate of 784,978 shares of ANFI Common Stock for an aggregate purchase price of $9,419,730.00, or $12.00 per share. The amounts purchased from each officer and/or director of ANFI and the identity and title of each such officer and/or director are as follows:

		Shares of ANFI Common
Seller	Title	Stock Purchased

Michael C. Lowther	Chairman of the Board and Chief Executive Officer	287,500
Wayne D. Diaz	President	287,500

		Shares of ANFI Common
Seller	Title	Stock Purchased

Carl A. Strunk	Executive Vice President and Chief Financial Officer	105,415
Barbara A. Ferguson	Executive Vice President	104,563

          (ii) On July 22, 2002, Security Union purchased, in an open market transaction, 20,300 shares of ANFI Common Stock for $210,799.26, or $10.3842 per share.

          (iii) On July 23, 2002, Fidelity Title purchased, in an open market transaction, 12,000 shares of ANFI Common Stock for $131,998.80, or $10.9999 per share.

          (iv) On July 24, 2002, Security Union purchased, in an open market transaction, 12,500 shares of ANFI Common Stock for $138,945.00, or $11.1156 per share.

          (v) On July 24, 2002, Fidelity Title purchased, in an open market transaction, 12,500 shares of ANFI Common Stock for $138,945.00, or $11.1156 per share.

          (vi) On July 25, 2002, Fidelity Title purchased, in an open market transaction, 20,900 shares of ANFI Common Stock for $260,315.77, or $12.4553 per share.

          (vii) On July 25, 2002, Security Union purchased, in an open market transaction, 20,000 shares of ANFI Common Stock for $249,106.00, or $12.4553 per share.

     Except for the transactions set forth above, none of the Reporting Persons has effected any transaction in ANFI Common Stock during the past sixty (60) days.

     Except as described above or on Schedule I, Schedule II or Schedule III, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Schedule I, Schedule II or Schedule III attached hereto, beneficially own any shares of ANFI Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Fidelity’s relationship with ANFI is governed, in part, by agreements and arrangements entered into between them or among their respective subsidiaries. The following description is a summary of the material terms of these agreements and arrangements, which have been filed by ANFI, with the SEC as exhibits to the reports filed by ANFI pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because the following description is only a summary, it is not necessarily complete and is qualified in its entirety by reference to the relevant agreements.

     ANFI’s principal subsidiary American Title Company (“ATC”), was a wholly owned subsidiary of Fidelity until July 1, 1997, when ANFI acquired 60% of ATC’s outstanding common stock for $6.0 million in cash. As a result of the reorganization and following ANFI’s initial public offering, Fidelity owned approximately 28.0% of the outstanding ANFI Common Stock. In a private transaction on June 7, 2001, ANFI purchased 894,000 shares of ANFI Common Stock from Fidelity for $4.9 million, or $5.45 per share, which was Fidelity’s cost. The fair market value of ANFI Common Stock on the transaction date was $4.99 per share. After this transaction Fidelity owned approximately 19.5% of ANFI Common Stock.

     Chicago Title Insurance Company, a wholly-owned subsidiary of Fidelity (“CTIC”), entered into an Issuing Agency Agreement with ATC where ATC agreed that until June 30, 2007 it will act as an agent for CTIC with respect to the procurement of title insurance policies in 16 counties in California and Arizona, subject to certain exceptions. This exclusive arrangement with CTIC does not apply to other counties into which ANFI expands in the future. Under the Issuing Agency Agreement with CTIC, furnishing title insurance products and services, ATC pays Fidelity National Title Insurance Company, a wholly-owned subsidiary of Fidelity (“FNTIC”), an administration fee of 1% of gross premiums for administrative services including accounting, legal and human resources. This administrative service arrangement can be terminated by ATC upon 90 days notice to FNTIC.

     ANFI leases title plants from FNTIC pursuant to a capital lease agreement expiring June 2007. Additionally, ANFI reimburses subsidiaries of Fidelity for expenses incurred on its behalf. Such reimbursements aggregated $3.7 million for the year ended December 31, 2001.

     In June 1999, ANFI acquired National Title Insurance of New York (“National”) from a subsidiary of Fidelity for $3.3 million. Pursuant to the terms of the stock purchase agreement, effective with the purchase date, National pays Fidelity specific fees for certain administrative functions performed on behalf of ANFI. The fees related to National at December 31, 2001 were $206,500. ANFI also provides underwriting risk in National under this agreement with Fidelity only for those geographic areas which are not covered by ANFI’s agency arrangements.

Item 7. Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Issuing Agency Agreement, dated July 1, 1997 between Fidelity National Title Insurance Company and American Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353)

99.2	Issuing Agency Agreement, dated August 25, 1997 between Fidelity National Title Insurance Company and Santa Barbara Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353)

99.3	Standard Sublease, dated January 28, 1998 between American Title Company and Fidelity National Financial, Inc. (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353)

99.4	Title Plant Lease Agreement, dated July 1, 1997 between Fidelity National Title Insurance Company and American Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353)

99.5	Asset Purchase Agreement, dated July 25, 2000 by and among American National Financial, Inc. and Chicago Title Insurance Company (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed by American National Financial, Inc., file no. 000-24961)

Exhibit Number	Description

99.6	Stock Purchase Agreement, dated March 16, 1998 by and among Fidelity National Title Insurance Company of New York, National Title Insurance of New York, Inc. and American Title Company (incorporated by reference to the Registration Statement on Form S-1 filed by American National Financial, Inc. on August 27, 1998, Registration No. 333-62353)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2002	FIDELITY NATIONAL FINANCIAL, INC.

By:	/s/ ALAN L. STINSON Alan L. Stinson, Executive Vice President and Chief Financial Officer

SECURITY UNION TITLE INSURANCE COMPANY

By:	/s/ ALAN L. STINSON Alan L. Stinson, Executive Vice President and Chief Financial Officer

FIDELITY NATIONAL TITLE COMPANY OF NEW YORK

By:	/s/ ALAN L. STINSON Alan L. Stinson, Executive Vice President and Chief Financial Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY

     The names, present principal occupations and business addresses of the directors and executive officers of Fidelity National Financial, Inc. (“Fidelity”), are set forth below. If no address is given, the director’s or executive officer’s business address is that of Fidelity. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of ANFI Common Stock beneficially owned by each individual is as of July 25, 2002.

Directors and Officers of Fidelity:

		Amount of ANFI Common
Name	Title	Stock Beneficially Owned

William P. Foley, II	Chairman of the Board and Chief Executive Officer	719,306
Frank P. Willey	Vice Chairman of the Board	0
Patrick F. Stone	Director and President	0
John J. Burns, Jr.	Director	0
John F. Farrell, Jr.	Director	0
Philip G. Heasley	Director	0
William A. Imparato	Director	0
Donald M. Koll	Director	0
Daniel D. (Ron) Lane	Director	0
General William Lyon	Director	0
J. Thomas Talbot	Director	0
Cary H. Thompson	Director	0
Alan L. Stinson	Executive Vice President, Chief Financial Officer	0
Peter T. Sadowski	Executive Vice President, General Counsel	0

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF SECURITY UNION

     The names, present principal occupations and business addresses of the directors and executive officers of Security Union Title Insurance Company (“Security Union”), are set forth below. If no address is given, the director’s or executive officer’s business address is that of Security Union. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Security Union. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of ANFI Common Stock beneficially owned by each individual is as of July 25, 2002.

Directors and Officers of Security Union:

		Amount of ANFI Common Stock
Name	Title	Beneficially Owned

Patrick F. Stone	Chairman of the Board, President and Chief Executive Officer	See Schedule I of Schedule 13D
Burton J. Rain	Director	0
Richard M. Klarin	Director	0
Alan L. Stinson	Executive Vice President and Chief Financial Officer	See Schedule I of Schedule 13D
Peter T. Sadowski	Senior Vice President and General Counsel	See Schedule I of Schedule 13D

Persons Controlling Security Union:

Fidelity National Financial, Inc., a Delaware corporation. See body text of Schedule 13D to which this Schedule II is attached for information regarding Fidelity.

Directors and Officers of Persons Controlling Security Union:

See Schedule I of Schedule 13D.

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY TITLE

     The names, present principal occupations and business addresses of the directors and executive officers of Fidelity National Title Company of New York (“Fidelity Title”), are set forth below. If no address is given, the director’s or executive officer’s business address is that of Fidelity Title. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity Title. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of ANFI Common Stock beneficially owned by each individual is as of July 25, 2002.

Directors and Officers of Fidelity Title:

		Amount of ANFI Common
Name	Title	Stock Beneficially Owned

William P. Foley, II	Chairman of the Board and Chief Executive Officer	See Schedule I to Schedule 13D
Joseph N. Friedman	Director	0
Jonathan A. Richards	Director	0
Alan L. Stinson	Director, Executive Vice President and Chief Financial Officer	See Schedule I to Schedule 13D
Frank P. Willey	Director	See Schedule I to Schedule 13D
Charles H. Wimer	Director	0
Vernell A. Clarke	Director	0
Patrick F. Stone	President and Chief Operating Officer	See Schedule I to Schedule 13D
Peter T. Sadowski	Senior Vice President and General Counsel	See Schedule I to Schedule 13D

Persons Controlling Fidelity Title:

Fidelity National Financial, Inc., a Delaware corporation. See body text of Schedule 13D to which this Schedule III is attached for information regarding Fidelity.

Directors and Officers of Persons Controlling Fidelity Title:

See Schedule I of Schedule 13D.